Subject to Completion—Dated [_____], 2019

INFORMATION STATEMENT

Cerence Inc.

Common Stock

(par value $0.01 per share)

――――――――

We are sending you this Information Statement in connection with the spin-off by Nuance Communications, Inc. ("**Nuance**") of its wholly-owned subsidiary, Cerence Inc. (the "**Company**" or "**SpinCo**"). To effect the spin-off, Nuance will distribute all of its shares of SpinCo common stock on a pro rata basis to the holders of Nuance common stock. We expect that the distribution of SpinCo common stock will be tax-free to holders of Nuance common stock for U.S. federal income tax purposes, except with respect to cash that stockholders may receive (if any) in lieu of fractional shares.

If you are a record holder of Nuance common stock as of the close of business on   , 2019, which is the record date for the distribution, you will be entitled to receive one share of SpinCo common stock for every   shares of Nuance common stock that you hold on that date. Nuance will distribute its shares of SpinCo common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of SpinCo common stock.

The distribution will be effective as of 5:00 p.m., New York City time, on   , 2019. Immediately after the distribution becomes effective, SpinCo will be a separate, publicly traded company.

Prior to the distribution, we expect SpinCo to incur indebtedness in an aggregate principal amount of approximately $425.0 million under a senior secured term loan facility, of which approximately $309.9 million of the net proceeds will be transferred to Nuance immediately prior to the distribution.

Nuance's stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Nuance stockholders will not be required to pay any consideration for the shares of SpinCo common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Nuance common stock or take any other action in connection with the spin-off.

No trading market for SpinCo common stock currently exists. We expect, however, that a limited trading market for SpinCo common stock, commonly known as a "when-issued" trading market, will develop as early as one trading day prior to the record date for the distribution, and we expect "regular-way" trading of SpinCo common stock will begin on the first trading day after the distribution date. We have applied to list SpinCo common stock on the Nasdaq Global Select Market under the ticker symbol "CRNC." The listing is subject to approval of our application.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled "Risk Factors" beginning on page 16 this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is   , 2019.

INFORMATION STATEMENT SUMMARY

In this Information Statement, unless the context otherwise requires:

- The "**Company**," "**Cerence**," "**SpinCo**," "**we**," "**our**" and "**us**" refer to Cerence Inc. and its consolidated subsidiaries after giving effect to the Spin-Off; and

- "**Nuance**" or "**Parent**" refers to Nuance Communications, Inc. and its consolidated subsidiaries.

The transaction in which Nuance will distribute to its stockholders all of its shares of our common stock is referred to in this Information Statement as the "**Distribution**" or the "**Spin-Off**." Prior to Nuance's Distribution of its shares of our common stock to its stockholders, Nuance will undertake a series of internal reorganization transactions, pursuant to which, among other transactions, SpinCo will hold, directly or through its subsidiaries, Nuance's automotive technology business, which we refer to as the "**Business**." We refer to this series of internal reorganization transactions as the "**Reorganization Transactions**." In addition, prior to the Distribution, Nuance will sell approximately 1.4% of the shares of our common stock to one or more third party non-affiliate purchasers (the "**Sale Transaction**"), which will hold such shares immediately after the Spin-Off, and will incur indebtedness in an aggregate principal amount of approximately $425.0 million under a senior secured term loan facility, of which approximately $309.9 million of the net proceeds will be transferred to Nuance immediately prior to the Distribution.

The Spin-Off

On November 19, 2018, Nuance announced plans for the complete legal and structural separation of the Business from Nuance. In reaching the decision to pursue the Spin-Off, Nuance considered a range of potential structural alternatives for the Business and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value. To effect the separation, first, Nuance will undertake the series of Reorganization Transactions and the Sale Transaction. Nuance will subsequently distribute all of its shares of our common stock, which will constitute approximately 98.6% of the outstanding shares of our common stock, to Nuance's stockholders, and following the Distribution, SpinCo, holding the Business, will become an independent, publicly traded company. Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Nuance related to the Spin-Off. These agreements will govern the relationship between Nuance and SpinCo up to and after completion of the Spin-Off and allocate between Nuance and SpinCo various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See "Certain Relationships and Related Party Transactions" for more information.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Nuance has the right not to complete the Spin-Off if, at any time, Nuance's board of directors, or the "**Nuance Board**," determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Nuance or its stockholders, or is otherwise not advisable. See "The Spin-Off—Conditions to the Spin-Off" for more information.

Following the Spin-Off, Nuance and SpinCo will each have a more focused business that will be better positioned to invest in growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Following the Reorganization Transactions, SpinCo will hold the only current Nuance business primarily focused on the automotive technology industry and SpinCo will be better positioned to focus on automotive technology industry growth areas as well as continued operational excellence. Further, the Spin-Off will allow our management team to devote its time and attention to the corporate strategies and policies and developing partnerships that are based specifically on the needs of our Business. We plan to create incentives for our management and employees that are closely tied to business performance and our

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

Our fixed backlog, which does not include variable backlog derived from contingent usage-based activities, such as royalties and usage-based connected services, as of June 30, 2019 was $404.2 million. This consists of $355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced. We estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes our fixed backlog of $404.2 million and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity. Our estimation is based on our royalty rates on embedded and connected technology car shipments under our existing contracts over the term of the programs. Shipments are based on historical shipping experience and current customer projections that management believes are reasonable. However, the adjusted backlog may not be indicative of our future revenue, and the revenue we actually recognize from our adjusted backlog is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations.

We are being spun off of Nuance, a leading provider of speech and language solutions for businesses and consumers around the world. Nuance has won numerous awards for the performance of its speech recognition and conversational artificial intelligence software. Speech recognition, natural language understanding, artificial intelligence and predictive touch solutions from Nuance have powered many pioneering intelligent devices, including mobile devices, cars, televisions, and wearable devices, and are also established technologies in healthcare and enterprise services. Following the Spin-Off, we will have possession of approximately 1,250 patents and patent applications and other intellectual property currently owned by Nuance. Additionally, we will employ approximately 700 personnel devoted to research and development who will continue to develop our artificial intelligence technology. We will also continue to benefit from Nuance's deep portfolio of intellectual property and data, and we will provide certain of our intellectual property and data to Nuance, by entering into agreements with Nuance where we and Nuance provide to the other certain non-exclusive licenses or rights to certain intellectual property and data.

Our solutions have been installed in more than 280 million automobiles to date, including over 45 million new vehicles in 2018 alone. Based on royalty reports provided by our customers and third-party reports of total vehicles shipped worldwide, we estimate that approximately 52% of all shipped cars during the nine months ended June 30, 2019 included Cerence technologies, compared to approximately 48% for the fiscal year ended September 30, 2018. Cerence hybrid solutions shipped on approximately 5.7 million vehicles during the nine months ended June 30, 2019, an increase of approximately 46% compared to approximately 3.9 million vehicles for the nine months ended June 30, 2018. For the fiscal year ended September 30, 2018, Cerence hybrid solutions shipped on approximately 5.7 million vehicles. In aggregate, over 60 automobile brands worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese and Shanghainese.

In fiscal 2018, we generated revenue of $277.0 million and net income of $5.9 million.

BUSINESS

Overview

Cerence builds automotive cognitive assistance solutions to power natural and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world's most popular software platforms for building automotive virtual assistants, such as "*Hey BMW*" and "*Ni hao Banma*". Our customers include all major OEMs or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement and acoustic modeling technology. Automotive virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third party virtual assistants into the in-vehicle experience.

The market for automotive cognitive assistance is rapidly expanding. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants and special-purpose bots for various tasks such as controlling entertainment systems and checking the news. Automobile drivers and passengers increasingly expect hands-free access to virtual assistants as part of the mobility experience, with common use cases in a variety of categories including mobility domains such as navigation, voice-activated texts, and telephone communication, automobile domains, such as automobile user guides, and ignition on-off, and generic domains, such as entertainment. To meet the increasing demand for automotive cognitive assistance and to offer differentiated mobility experiences, OEMs and suppliers are building proprietary virtual assistants into an increasing proportion of their vehicles. We believe that this trend will continue and that consumer appetite for automotive cognitive assistance will grow further as vehicles become more autonomous and drivers pursue new forms of human-vehicle engagement previously not feasible during vehicle operation.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

Our fixed backlog, which does not include variable backlog derived from contingent usage-based activities, such as royalties and usage-based connected services, as of June 30, 2019 was $404.2 million. This consists of

$355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced. We estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes our fixed backlog of $404.2 million and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity. Our estimation is based on our royalty rates on embedded and connected technology car shipments under our existing contracts over the term of the programs. Shipments are based on historical shipping experience and current customer projections that management believes are reasonable. However, the adjusted backlog may not be indicative of our future revenue, and the revenue we actually recognize from our adjusted backlog is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations.

We are being spun off of Nuance, a leading provider of speech and language solutions for businesses and consumers around the world. Nuance has won numerous awards for the performance of its speech recognition and conversational artificial intelligence software. Speech recognition, natural language understanding, artificial intelligence and predictive touch solutions from Nuance have powered many pioneering intelligent devices, including mobile devices, cars, televisions, and wearable devices, and are also established technologies in healthcare and enterprise services. Following the Spin-Off, we will have possession of approximately 1,250 patents and patent applications and other intellectual property currently owned by Nuance. Additionally, we will employ approximately 700 personnel devoted to research and development who will continue to develop our artificial intelligence technology. We will also continue to benefit from Nuance's deep portfolio of intellectual property and data, and we will provide certain of our intellectual property and data to Nuance, by entering into agreements with Nuance where we and Nuance provide to the other certain non-exclusive licenses or rights to certain intellectual property and data.

Our solutions have been installed in more than 280 million automobiles to date, including over 45 million new vehicles in 2018 alone. Based on royalty reports provided by our customers and third-party reports of total vehicles shipped worldwide, we estimate that approximately 52% of all shipped cars during the nine months ended June 30, 2019 included Cerence technologies, compared to approximately 48% for the fiscal year ended September 30, 2018. Cerence hybrid solutions shipped on approximately 5.7 million vehicles during the nine months ended June 30, 2019, an increase of approximately 46% compared to approximately 3.9 million vehicles for the nine months ended June 30, 2018. For the fiscal year ended September 30, 2018, Cerence hybrid solutions shipped on approximately 5.7 million vehicles. In aggregate, over 60 automobile brands worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese and Shanghainese.

In fiscal 2018, we generated revenue of $277.0 million and net income of $5.9 million.

Our Offerings

Our mission is to empower the automotive ecosystem with digital platform solutions for connected and autonomous vehicles. We deliver automotive cognitive assistance solutions that are natural and intuitive and that enable OEMs to strengthen the emotional connection with their end users through a distinct, consistent, branded experience. Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories, including navigation, control, media, communication, information and tools. Our software, developed in deep partnership with the automotive industry, improves the mobility experience for drivers and passengers all over the world.

management, and business unit management teams. General and administrative expenses primarily consist of personnel costs for administration, finance, human resources, general management, fees for external professional advisers including accountants and attorneys, and provisions for doubtful accounts.

Amortization of acquired patents and core technology are included within cost of revenues whereas the amortization of other intangible assets, such as acquired customer relationships, trade names and trademarks, are included within operating expenses. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives.

Restructuring costs are costs related to reorganizing various business units, including costs associated with employee severance, closing and opening facilities, terminating contracts, and separation costs related to establishing Cerence business as a standalone public company.

Acquisition-related costs include transition and integration costs, professional service fees, and fair value adjustments related to business and asset acquisitions, including potential acquisitions.

Other income (expense), net consists primarily of foreign exchange gains (losses).

Nine Months Ended June 30, 2019 Compared with Nine Months Ended June 30, 2018

Total Revenues

The following table shows total revenues by products type, including the corresponding percentage change (dollars in thousands):

	Nine Months Ended June 30,					
	2019	2019	% of Total	2018	% of Total	% Change
	(ASC 606)	(ASC 605)		(ASC 605)		(ASC 605)
License	$127,288	$127,107	56.7%	$123,329	61.2%	3.1%
Connected services	55,830	56,228	25.1%	44,020	21.8%	27.7%
Professional services	37,049	40,530	18.1%	34,109	16.9%	18.8%
Other	191	143	0.1%	170	0.1%	-15.9%
Total revenues	$220,358	$224,008		$201,628		11.1%

Total revenues under ASC 606 for the nine months ended June 30, 2019 is $3.6 million lower compared to revenue for the same period presented under ASC 605 primarily due to the loss of deferred revenue related to professional services upon the adoption of ASC 606. Under ASC 605, certain professional services contracts were accounted for using the completed contract method, whereas under ASC 606, these contracts were accounted for under the percentage of completion method. Under ASC 605, total revenues for the nine months ended June 30, 2019 were $224.0 million, an increase of $22.4 million, or 11.1%, from $201.6 million from the nine months ended June 30, 2018. This growth was primarily driven by increased demand for our edge software and connected solutions.

Our fixed backlog, which does not include variable backlog derived from contingent usage-based activities, such as royalties and usage-based connected services, as of June 30, 2019 was $404.2 million. This consists of $355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced. We estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes our fixed backlog of $404.2 million and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity. Our estimation is based on our royalty rates on embedded and connected technology car shipments under our existing contracts over the term of the programs. Shipments are based on historical shipping experience and current customer projections that management believes are reasonable. However, the adjusted backlog may not be indicative of our future revenue, and the revenue we actually recognize from our adjusted backlog is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations.

License Revenue

License revenue under ASC 606 for the nine months ended June 30, 2019 is $0.2 million higher compared to the same period presented under ASC 605 primarily due to the re-allocation of contract consideration to multiple performance obligations based on standalone selling prices. Under ASC 605, license revenue for the nine months ended June 30, 2019 was $127.1 million, an increase of $3.8 million, or 3.1%, from $123.3 million for the nine months ended June 30, 2018. License revenue increased primarily due to a higher volume of licensing royalties from new and existing customers. As a percentage of total revenue, license revenue decreased by 4.5% percentage points from 61.2% for the nine months ended June 30, 2018 to 56.7% for the nine months ended June 30, 2019.

Connected Services Revenue

Connected services revenue under ASC 606 for the nine months ended June 30, 2019 is $0.4 million lower compared to the same period presented under ASC 605 primarily due to re-allocation of contract consideration to multiple performance obligations based on standalone selling prices. Under ASC 605, connected services revenue for the nine months ended June 30, 2019 was $56.2 million, an increase of $12.2 million, or 27.7%, from $44.0 million for the nine months ended June 30, 2018. This increase was primarily driven by greater demand for our connected services solutions as our customers increasingly deploy hybrid solutions. As a percentage of total revenue, connected services revenue increased by 3.3 percentage points from 21.8% for the nine months ended June 30, 2018 to 25.1% for the nine months ended June 30, 2019.

Professional Services Revenue

Professional services revenue under ASC 606 for the nine months ended June 30, 2019 is $3.5 million lower compared to the same period presented under ASC 605 primarily due to the loss of deferred revenue upon the adoption of ASC 606. Under ASC 605, certain professional services contracts were accounted for using the completed contract method, whereas under ASC 606, these contracts were accounted for under the percentage of completion method. Under ASC 605, professional service revenue for the nine months ended June 30, 2019 was $40.5 million, an increase of $6.4 million, or 18.8%, from $34.1 million for the nine months ended June 30, 2018. This increase was primarily driven by demand for the integration and customization services related to our edge software and the timing of services rendered. As a percentage of total revenue, professional services revenue increased by 1.2 percentage points from 16.9% for the nine months ended June 30, 2018 to 18.1% for the nine months ended June 30, 2019.

Total Cost of Revenues and Gross Profits

The following table shows total cost of revenues by product type and the corresponding percentage change (dollars in thousands):

	Nine Months Ended June 30			
	2019	2019	2018	% Change
	(ASC 606)	(ASC 605)	(ASC 605)	(ASC 605)
License	$ 1,428	$ 1,428	$ 853	67.4%
Connected services	28,591	28,681	23,428	22.4%
Professional services	36,131	35,543	30,908	15.0%
Amortization of intangibles	6,175	6,175	5,532	11.6%
Total cost of revenues	$72,325	$71,827	$60,721	18.3%